Exhibit 99.1

Contact for Media and Investors:

Cassia Curran

NetEase, Inc.

cassia@corp.netease.com

Tel: (+86) 571-8985-2076

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2013 Unaudited Financial Results

Company Also Announces Adoption of Annual Dividend Policy

(Beijing— May 15, 2013)— NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2013.

“We have built a formidable and growing portfolio of self-developed games that continues to drive our growth,” said Mr. William Ding, Chief Executive Officer and Director of NetEase.  “Our total revenues for the first quarter increased by 12.7% year-over-year, with improvements across our business segments including an increase of 11.3% in revenues from our online games and 15.3% from our advertising services.”

“For the first quarter, we saw healthy growth across our principal self-developed games, which was partially offset by decreased revenues from our licensed games.  A price increase that we implemented in February 2013 for Fantasy Westward Journey and Westward Journey Online II, as well as strong reception to our newer games Heroes of Tang Dynasty II and Kung Fu Master, were the main contributors to our year-over-year increase in online game revenues.  Tianxia III and Ghost also performed well during the first quarter, following recent promotional activities.”

“We launched a new expansion pack for New Fly for Fun during the first quarter, and we also initiated large-scale marketing activities for Kung Fu Master to support the game’s growth at the end of March.  The second quarter will be marked by a robust release schedule of new games and expansion packs that diversify our portfolio and build on the success of our existing online games.  We commercialized our 3D real-time strategy game, Heroes of Three Kingdoms, on April 10, and we introduced expansion packs for Westward Journey Online II and Westward Journey Online III, as well as released Ghost II, a new version of Ghost, at the end of April.  Since these launches, user feedback has been positive, and we are pleased with these games’ performances.  In the coming months, we plan to introduce expansion packs for Warsong of Westward Journey and Tianxia III, as well as leverage the 10 years of Fantasy Westward Journey’s success by introducing a comprehensive upgrade.”

“Our dynamic pipeline for the second half of the year will further broaden the types of games we offer as we plan to introduce Dragon Sword, our next generation 3D MMORPG, and Legend of Tibet, a 2.5D MMORPG that follows a unique story based on Tibetan mythology, followed by a first person shooter game.  Additionally, our current release schedule includes new expansion packs for Kung Fu Master, Soul of the Fighter and New Fly for Fun.  In the near future, we may also carefully consider and explore the opportunity of introducing our popular online games such as Ghost II to overseas markets and intend to consider our existing business partners when selecting our licensees.”

“Our advertising services continued to grow year-over-year.  Automobile, fast-moving consumer goods and financial services were the top performing sectors in the first quarter.  Our comprehensive web portal, mobile applications and e-mail services continue to attract new users and expand our reach within our loyal community.  As of March 31, 2013, we had more than 550 million e-mail users and there were 75 million installations of our industry leading Mobile News application with 29 million daily active users.  Youdao Dictionary continued to increase in popularity, reaching 300 million cumulative users at the end of the quarter, with over 50 million monthly active users. Youdao Cloudnote also had approximately 12 million installations.  We also released NetEase Cloud Music, a music SNS application that gives musicians and music fans the ability to discover and share music.  As we advance our traditional and mobile Internet offerings, add new features and optimize the user experience, we believe we can further cultivate this rapidly growing audience.”

“Returning value to our shareholders remains a top priority.  Our ability to drive high levels of operating cash flow provides us with ample financial flexibility, and I am pleased to announce that following our special cash dividend that was paid in January, our board of directors has approved the adoption of an annual dividend policy which is discussed in greater detail later in this announcement.”

“In 2013, we plan to introduce additional new content and services that address the needs of our users across our business segments.  In line with this strategy, we plan to leverage our deep expertise as an online innovator to introduce several mobile games that complement our online games platform.  We see the development of mobile games as an opportunity to expand our game offerings as we continue to fuel the growth of our business,” Mr. Ding concluded.

First Quarter 2013 Financial Results

Revenues

Total revenues for the first quarter of 2013 were RMB2.3 billion (US$363.6 million), compared to RMB2.3 billion and RMB2.0 billion for the preceding quarter and the first quarter of 2012, respectively.

Revenues from online games were RMB2.0 billion (US$326.4 million) for the first quarter of 2013, compared to RMB2.0 billion and RMB1.8 billion for the preceding quarter and the first quarter of 2012, respectively.

Revenues from advertising services were RMB165.5 million (US$26.6 million) for the first quarter of 2013, compared to RMB259.5 million and RMB143.5 million for the preceding quarter and the first quarter of 2012, respectively.

Revenues from e-mail, wireless value-added services and others (“E-mail, WVAS and others”) were RMB65.4 million (US$10.5 million) for the first quarter of 2013, compared to RMB89.8 million and RMB39.6 million for the preceding quarter and the first quarter of 2012, respectively.

Sales Taxes

Total sales taxes for the first quarter of 2013 were RMB105.4 million (US$17.0 million), compared to RMB55.8 million and RMB38.5 million for the preceding quarter and the first quarter of 2012, respectively.  The increase in sales taxes was mainly due to a change in the tax rules in China, which resulted in the Company’s online game revenues becoming subject to value-added tax instead of business tax.  As the increase in value-added tax was substantially offset by a reduction in business taxes on intra-group revenues which were previously recorded in cost of revenues, this change in the tax rules in China did not have a significant impact on gross profit of the Company’s online game services business segment.  As a result, the increase in gross profit margin was attributable to the lower net revenue due to the increased value-added tax in sales taxes.

Gross Profit

Gross profit for the first quarter of 2013 was RMB1.5 billion (US$248.9 million), compared to RMB1.6 billion and RMB1.3 billion for the preceding quarter and the first quarter of 2012, respectively.

The quarter-over-quarter decrease in gross profit was primarily attributable to a seasonal decline in advertising services revenue.

The year-over-year increase in gross profit was primarily attributable to increased revenues from the Company’s self-developed games, Fantasy Westward Journey, Westward Journey Online II, Kung Fu Master, Heroes of Tang Dynasty II and Ghost, which were partially offset by a decline in revenue from Blizzard Entertainment’s World of Warcraft®.  The revenue increases from Fantasy Westward Journey and Westward Journey Online II were mainly due to the increasing appeal of these games to users resulting from enhanced game quality and the contribution from an increase in unit price for playing time for these games, which was implemented in February 2013.  Heroes of Tang Dynasty II, the comprehensive upgrade of Heroes of Tang Dynasty, performed well since its launch in November 2012.  Kung Fu Master, one of NetEase’s newest games launched in 2012, performed steadily during the first quarter with encouraging feedback from users after several major market promotional activities that were initiated in March 2013.  The decrease in revenue from World of Warcraft was mainly due to its reduced user consumption.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the first quarter of 2013 was 77.8%, compared to 75.3% and 73.0% for the preceding quarter and the first quarter of 2012, respectively.

Gross profit margin for the advertising business for the first quarter of 2013 was 29.0%, compared to 54.3% and 19.8% for the preceding quarter and the first quarter of 2012, respectively.  The quarter-over-quarter decrease in gross profit margin was primarily due to a seasonal decline in advertising services revenue.  The year-over-year increase in gross profit margin was primarily due to increased advertising revenues in the first quarter of 2013.

Gross loss margin for the E-mail, WVAS and others business for the first quarter of 2013 was 13.1%, compared to gross profit margin of 13.0% and gross loss margin of 18.0% for the preceding quarter and the first quarter of 2012, respectively.  The quarter-over-quarter change was mainly due to decreased revenue from sales of game-related accessories in the first quarter of 2013.

Operating Expenses

Total operating expenses for the first quarter of 2013 were RMB455.6 million (US$73.4 million), compared to RMB580.4 million and RMB355.7 million for the preceding quarter and the first quarter of 2012, respectively.  The quarter-over-quarter decrease in operating expenses was mainly due to reduced selling and marketing promotional activities in the first quarter of 2013, mainly resulting from reduced promotional activities for World of Warcraft, Heroes of Tang Dynasty II and Tianxia III.  The year-over-year increase in operating expenses was primarily due to increased headcount-related costs in research and development expenses and increased promotional costs for NetEase’s self-developed games.

Income Taxes

The Company recorded a net income tax charge of RMB142.9 million (US$23.0 million) for the first quarter of 2013, compared with RMB184.2 million and RMB163.1 million for the preceding quarter and the first quarter of 2012, respectively.  The effective tax rate for the first quarter of 2013 was 11.8%, compared to 15.4% and 14.9% for the preceding quarter and the first quarter of 2012, respectively.

The Company’s various principal subsidiaries renewed their qualifications as High and New Technology Enterprises in 2011, and enjoy the preferential enterprise income tax rate of 15% from 2011 to 2013, subject to annual review by the relevant tax authorities in China.  In addition, certain subsidiaries of the Company were recognized as Key Software Enterprises in March 2013 and enjoyed a further reduced preferential tax rate of 10% for 2011 and 2012, with the resulting tax benefits of RMB304.6 million recorded in the financial statements for the first quarter of 2013.  The aforementioned tax benefits were partially offset by the recognition of withholding income tax accrual of RMB263.5 million in connection with the Company’s plan to distribute a portion of the earnings of certain of its PRC subsidiaries to their offshore parent companies in order to fund its business operations and the annual dividend discussed below.

Net Income After Tax

Net income after tax for the first quarter of 2013 totaled RMB1.1 billion (US$171.2 million), compared to RMB1.0 billion and RMB941.7 million for the preceding quarter and the first quarter of 2012, respectively.

During the first quarter of 2013, the Company reported a net foreign exchange loss of RMB9.3 million (US$1.5 million), compared to a net foreign exchange loss of RMB5.8 million and a net foreign exchange gain of RMB17.6 million for the preceding quarter and the first quarter of 2012, respectively.  The quarter-over-quarter and year-over-year changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s foreign currency denominated bank deposit balances as of March 31, 2013 as the exchange rate of the Euro against the RMB fluctuated over the periods.

The Company reported basic and diluted earnings per ADS of US$1.32 each for the first quarter of 2013.  The Company reported basic and diluted earnings per ADS of US$1.24 for the preceding quarter, and reported basic and diluted earnings per ADS of US$1.16 and US$1.15, respectively, for the first quarter of 2012.

Other Information

As of March 31, 2013, the Company’s total cash and time deposits balance was RMB15.5 billion (US$2.5 billion), compared to RMB15.2 billion as of December 31, 2012.  Cash flow generated from operating activities was RMB1.5 billion (US$249.2 million) for the first quarter of 2013, compared to RMB1.3 billion for the preceding quarter and the first quarter of 2012.

Special Cash Dividend

In November 2012, the Company announced that its board of directors declared a special cash dividend of US$0.04 per ordinary share, which is equivalent to US$1.00 per ADS (each ADS represents 25 ordinary shares).  The special cash dividend amounting to approximately US$131 million was paid to shareholders of record as of January 15, 2013.

Annual Dividend Policy

As noted above, the Company’s board of directors has approved an annual dividend policy.  Under this policy, the Company intends to make annual cash dividend distributions commencing in 2013 in an amount between 20% and 25% of its anticipated annual net income after tax in the current fiscal year.  The determination to make dividend distributions and the amount of such distributions in any particular year will be made at the discretion of the NetEase board of directors and will be based upon its operations and earnings, cash flow, financial condition, capital and other reserve requirements and surplus, any applicable contractual restrictions, the ability of the Company’s PRC subsidiaries to make distributions to their offshore parent companies, and any other conditions or factors which the board deems relevant and having regard to the directors’ fiduciary duties.

Share Repurchase Program

In November 2012, the Company announced that its board of directors approved a new share repurchase program of up to US$100 million.  As of March 31, 2013, the Company had cumulatively purchased approximately 2.02 million ADSs in open market purchases under this program for a total consideration of approximately US$83.0 million.  The share repurchase program will expire on November 20, 2013.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2108 on the last trading day of March 2013 (March 29, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 29, 2013, or at any other certain date.  The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, May 15, 2013 (Beijing/Hong Kong Time: 9:00 a.m. on Thursday, May 16, 2013).  NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-1427 (international: 1-480-629-9664), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 1-800-406-7325 (international 1-303-590-3030), and entering passcode 4615833#.  The replay will be available through May 30, 2013.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China.  Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular online games, e-mail services, advertising services and web portals.  In partnership with Blizzard Entertainment, NetEase also operates one of the most popular international online games in China, World of Warcraft®.  For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Heroes of Tang Dynasty II, Kung Fu Master, Dragon Sword and Legend of Tibet or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Fantasy Westward Journey, Westward Journey Online II and other games, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and micro-blogging services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2012	2013	2013
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	1,590,769	1,805,016	290,625
Time deposits	13,098,661	13,567,637	2,184,523
Restricted cash	570,506	2,002,821	322,474
Accounts receivable, net	269,485	197,257	31,760
Prepayments and other current assets	1,121,784	1,229,315	197,932
Short-term investments	1,073,539	926,819	149,227
Deferred tax assets	143,929	144,614	23,285
Total current assets	17,868,673	19,873,479	3,199,826

Non-current assets:
Property, equipment and software, net	815,026	816,801	131,513
Land use right, net	11,529	11,464	1,846
Deferred tax assets	2,215	3,442	554
Time deposits	490,000	112,000	18,033
Other long-term assets	90,513	87,548	14,096
Total non-current assets	1,409,283	1,031,255	166,042
Total assets	19,277,956	20,904,734	3,365,868

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	157,764	121,921	19,630
Salary and welfare payables	289,848	229,151	36,896
Dividend payable	814,934	—	—
Taxes payable	389,465	384,921	61,976
Short-term loan	—	1,003,024	161,497
Deferred revenue	1,160,018	1,211,571	195,074
Accrued liabilities and other payables	764,473	941,119	151,529
Deferred tax liabilities	—	263,462	42,420
Total current liabilities	3,576,502	4,155,169	669,022

Long-term payable:
Other long-term payable	99,968	66,114	10,645
Total liabilities	3,676,470	4,221,283	679,667

Total NetEase, Inc.’s equity	15,680,605	16,757,139	2,698,065
Noncontrolling interests	(79,119)	(73,688)	(11,864)
Total shareholders’ equity	15,601,486	16,683,451	2,686,201

Total liabilities and shareholders’ equity	19,277,956	20,904,734	3,365,868

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,821,029	1,977,417	2,027,171	326,395
Advertising services	143,451	259,500	165,451	26,639
E-mail, WVAS and others	39,630	89,799	65,393	10,529
Total revenues	2,004,110	2,326,716	2,258,015	363,563
Sales taxes	(38,481)	(55,842)	(105,426)	(16,975)
Total net revenues	1,965,629	2,270,874	2,152,589	346,588

Total cost of revenues	(634,407)	(662,600)	(606,506)	(97,653)

Gross profit	1,331,222	1,608,274	1,546,083	248,935

Selling and marketing expenses	(130,497)	(321,584)	(167,673)	(26,997)
General and administrative expenses	(70,284)	(69,452)	(85,230)	(13,723)
Research and development expenses	(154,961)	(189,345)	(202,729)	(32,641)
Total operating expenses	(355,742)	(580,381)	(455,632)	(73,361)

Operating profit	975,480	1,027,893	1,090,451	175,574
Other income:
Investment income	13,926	7,523	12,518	2,015
Interest income	86,490	115,530	117,465	18,913
Exchange gains (losses)	17,597	(5,782)	(9,310)	(1,499)
Other, net	1,298	52,139	667	107

Net income before tax	1,094,791	1,197,303	1,211,791	195,110
Income tax	(163,063)	(184,238)	(142,871)	(23,004)

Net income after tax	931,728	1,013,065	1,068,920	172,106
Net loss (income) attributable to noncontrolling interests	9,952	(4,530)	(5,431)	(874)
Net income attributable to the Company’s shareholders	941,680	1,008,535	1,063,489	171,232

Comprehensive income	931,728	1,013,065	1,068,920	172,106
Comprehensive loss (income) attributable to noncontrolling interests	9,952	(4,530)	(5,431)	(874)
Comprehensive income attributable to the Company’s shareholders	941,680	1,008,535	1,063,489	171,232

Earnings per share, basic	0.29	0.31	0.33	0.05
Earnings per ADS, basic	7.18	7.69	8.20	1.32
Earnings per share, diluted	0.29	0.31	0.33	0.05
Earnings per ADS, diluted	7.17	7.68	8.19	1.32

Weighted average number of ordinary shares outstanding, basic	3,278,157	3,278,877	3,241,939	3,241,939
Weighted average number of ADS outstanding, basic	131,126	131,155	129,678	129,678
Weighted average number of ordinary shares outstanding, diluted	3,284,428	3,283,903	3,246,871	3,246,871
Weighted average number of ADS outstanding, diluted	131,377	131,356	129,875	129,875

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	931,728	1,013,065	1,068,920	172,106
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	71,677	37,647	38,289	6,165
Share-based compensation cost	68,273	28,869	58,706	9,452
Allowance for (reversal of) provision for doubtful debts	921	(1,063)	(190)	(31)
Gain on disposal of property, equipment and software	(122)	(11)	(220)	(35)
Unrealized exchange (gains) losses	(18,719)	4,491	7,763	1,250
Deferred income taxes	(16,170)	(6,668)	261,550	42,112
Net equity share of loss (gain) from associated companies	256	(87)	339	55
Amortization of discount and premium of short-term investments	2,894	(5,407)	(3,280)	(528)
Changes in operating assets and liabilities:
Accounts receivable	20,720	19,806	72,418	11,660
Prepayments and other current assets	180,825	12,034	(105,062)	(16,916)
Accounts payable	14,857	42,197	(26,612)	(4,285)
Salary and welfare payables	(64,930)	111,449	(60,697)	(9,773)
Taxes payable	(19,620)	16,904	(4,545)	(732)
Deferred revenue	71,378	3,465	51,554	8,301
Accrued liabilities and other payables	92,897	59,729	188,959	30,425
Net cash provided by operating activities	1,336,865	1,336,420	1,547,892	249,226

Cash flows from investing activities:
Purchase of property, equipment and software	(23,280)	(41,029)	(35,578)	(5,728)
Proceeds from sale of property, equipment and software	182	43	696	112
Purchase of other intangible assets	—	(32)	—	—
Net change in short-term investments with terms of three months or less	(500,000)	430,000	20,000	3,220
Purchase of short-term investments	(154,277)	(876,569)	(20,000)	(3,220)
Proceeds from maturities of short-term investments	430,000	—	150,000	24,151
Transfer from (to) restricted cash	79,346	(101,322)	(1,432,315)	(230,617)
Placement/rollover of matured time deposits	(5,116,326)	(5,302,980)	(4,908,848)	(790,374)
Proceeds from maturities of time deposits	3,738,181	5,382,478	4,817,487	775,663
Net change in other assets	(14,158)	(6,186)	2,613	423
Net cash used in investing activities	(1,560,332)	(515,597)	(1,405,945)	(226,370)

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loan	—	—	1,005,680	161,924
Proceeds from employees exercising stock options	21,033	—	—	—
Purchase of shares	—	(414,942)	(106,809)	(17,197)
Dividends paid to shareholders	—	—	(815,413)	(131,290)
Net cash provided by (used in) financing activities	21,033	(414,942)	83,458	13,437

Effect of exchange rate changes on cash held in foreign currencies	265	342	(11,158)	(1,797)
Net (decrease) increase in cash and cash equivalents	(202,169)	406,223	214,247	34,496
Cash and cash equivalents, beginning of the period	2,214,618	1,184,546	1,590,769	256,129
Cash and cash equivalents, end of the period	2,012,449	1,590,769	1,805,016	290,625

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	145,625	160,146	192,134	30,935
Withholding income tax paid associated with the repatriation of cash for a special dividend	—	35,000	5,000	805
Supplemental schedule of non-cash investing and financing activities:
Share repurchase financed by accounts payable	—	7,547	—	—
Dividend payable	—	814,934	—	—
Fixed asset purchases financed by accounts payable and accrued liabilities	35,393	7,228	13,894	2,237

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,821,029	1,977,417	2,027,171	326,395
Advertising services	143,451	259,500	165,451	26,639
E-mail, WVAS and others	39,630	89,799	65,393	10,529
Total revenues	2,004,110	2,326,716	2,258,015	363,563

Sales taxes:
Online game services	(23,566)	(25,170)	(86,138)	(13,869)
Advertising services	(14,009)	(24,240)	(15,736)	(2,534)
E-mail, WVAS and others	(906)	(6,432)	(3,552)	(572)
Total sales taxes	(38,481)	(55,842)	(105,426)	(16,975)

Net revenues:
Online game services	1,797,463	1,952,247	1,941,033	312,526
Advertising services	129,442	235,260	149,715	24,105
E-mail, WVAS and others	38,724	83,367	61,841	9,957
Total net revenues	1,965,629	2,270,874	2,152,589	346,588

Cost of revenues:
Online game services	(484,894)	(482,513)	(430,347)	(69,290)
Advertising services	(103,827)	(107,555)	(106,231)	(17,104)
E-mail, WVAS and others	(45,686)	(72,532)	(69,928)	(11,259)
Total cost of revenues	(634,407)	(662,600)	(606,506)	(97,653)

Gross profit (loss):
Online game services	1,312,569	1,469,734	1,510,686	243,236
Advertising services	25,615	127,705	43,484	7,001
E-mail, WVAS and others	(6,962)	10,835	(8,087)	(1,302)
Total gross profit	1,331,222	1,608,274	1,546,083	248,935

Gross profit (loss) margin:
Online game services	73.0%	75.3%	77.8%	77.8%
Advertising services	19.8%	54.3%	29.0%	29.0%
E-mail, WVAS and others	(18.0)%	13.0%	(13.1)%	(13.1)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2108 on the last trading day of March 2013 (March 29, 2013) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	33,215	12,957	28,936	4,659
Operating expenses
- Selling and marketing expenses	4,680	2,397	3,956	637
- General and administrative expenses	11,926	4,260	9,468	1,524
- Research and development expenses	18,452	9,255	16,346	2,632